

August 15, 2014

Eddie M. LeBlanc III
Executive Vice President and Chief Financial Officer
SandRidge Energy, Inc.
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102

Re: **SandRidge Energy, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed February 28, 2014
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 1, 2013
              Response letter dated February 19, 2014
              File No. 001-33784

Dear Mr. LeBlanc:

We have reviewed your filings and response letter and have the following additional comments.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Financial Statements

Note 1 - Summary of Significant Accounting Policies, page F-9

Revenue Recognition and Natural Gas Balancing, page F-13

1.   We note that you have not complied with prior comment 5 of our comment letter dated February 4, 2014, regarding income you have recognized for services performed on behalf of third-parties having interests in wells that you operate. We previously advised that Rule 4-10(c)(6)(iv)(C) of Regulation S-X precludes your reliance on the guidance in Rule 4-10(c)(6)(iv)(B), under these circumstances, in stating that "notwithstanding the

provisions of paragraphs (i)(6)(iv) (A) and (B) of this section, no income may be recognized for contractual services performed on behalf of investors in oil and gas producing activities managed by the registrant or an affiliate." We also previously advised that we regard an operator of oil and gas properties to be a manager that is subject to the prohibition imposed by this guidance. We continue to believe you will need to revise your accounting policy to conform. If you believe the resulting errors in your accounting are not material and you prefer to limit compliance to future filings, please submit the analysis that you performed in formulating your view.

Note 12 - Construction Contracts, page F-34

2.   We have read your response to prior comment one, setting forth your views on the accounting for both the annual, and end-of-contract CO2 delivery shortfall liabilities, and understand that while you believe FASB ASC 450-20 is applicable, you have not accrued a liability for the end-of-contract penalty because you do not yet consider payment to be probable and estimable. However, we also note that you recorded a liability for the 2013 annual CO2 delivery shortfall on December 31, 2013, even though the amount appears to have been estimable in an earlier period of time and possibly at the beginning of 2013. For example, you disclose on pages 6, 78 and F-42 of your 2012 Form 10-K that "the Company expects to accrue between $29.5 million and $36.0 million at December 31, 2013," due to the penalty provisions of the treating agreement.

We understand that your annual delivery requirements would be assessed on a calendar year basis under your agreement in applying FASB 450-20. Accordingly, you should recognize the probable loss each fiscal quarter once it becomes reasonably estimable, i.e. when you expect an annual shortfall to occur and require a penalty payment on January 1 of the following calendar year, as a liability pursuant to FASB ASC 450-20-25-1 and 25-2. A similar approach should be applied to the end-of contract penalty provisions.

Please revise your financial statements accordingly; if you believe the effects would not be material and prefer to limit compliance to future filings, please submit the analysis underlying your view. In either case, please revise your disclosures under this heading and MD&A where indicated and appropriate, to include the following information.

- The cumulative under-delivered quantity of CO2 at each balance sheet date, the amount of the possible end-of-contract penalty related to this quantity, and the extent to which this has been accrued each period based on your probability assessments.

- The annual penalty that will arise based on current period under-deliveries unless over-deliveries are made during the remainder of the year, and the extent to which this has been accrued each period based on your probability assessments.

- Any constraints on your ability to over-deliver CO2 in future years to offset the cumulative under-deliveries to date, including a discussion of plant capacity, and the manner by which this is shared with the counterparty.

- Any reasonably possible future delivery scenarios having material implications should be addressed in MD&A (e.g., the extent to which you are expecting delivery shortfalls to continue should be addressed if it is reasonably possible that future over-deliveries will be materially insufficient to offset these amounts).

- Salient details of the provisions which govern your ability to reduce liquidating damages and to terminate the contract early, including the amounts you would need to pay, the manner in which these are calculated at any given date, and your assessment of any reasonably possible scenarios evoking these provisions.

- Clarify the meaning of the language "net of any accrued annual shortfalls" that is used on page 31 of your June 30, 2014 Form 10-Q in discussing the remaining quantities to be delivered under your contract.

- The annual and end-of-contract penalty per Bcf amounts should accompany any related discussion of the CO2 delivery shortfalls.

3. We have considered your responses to prior comments two and three, pertaining to your accounting for the construction of the Century Plant, and the views you have shared subsequently in the course of discussing this matter. We understand that you do not consider the Century Plant arrangement to be a revenue generating agreement, and that you entered into the construction and treating agreements solely for the purpose of developing your Pinon Field reserves. As discussed in our conference call on August 12, 2014, considering the foregoing, we will not object to your view of the construction related expenditures as development costs as defined in Rule 4-10(a)(7) of Regulation S-X. However, you will need to revise your 2011 and 2012 financial statements and related disclosures in your 2013 Form 10-K to be consistent in accounting for the Century Plant construction activity within the full cost pool. Accordingly, the related revenues and expenses recognized in your Statements of Operations should be removed and booked directly to the oil and gas properties account. Please revise your accounting and all related disclosures to conform. Please also expand your disclosure to include the details that formed the basis for your accounting for this contract under the full cost method, e.g., the reasons you entered into the contract, and specify the net costs incurred and the amount of the construction reimbursements from Occidental.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding our comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director